Deloitte & Touche LLP

4210 King Street East

Kitchener ON  N2P 2G5

Canada

Tel:  519-650-7600

Fax:  519-650-7601

www.deloitte.ca

Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated March 10, 2009 relating to the consolidated financial statements of The Descartes Systems Group Inc. and the effectiveness of The Descartes Systems Group Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2009.

We also consent to the incorporation by reference in Registration Statement Nos. 333-10666, 333-11636, 333-13058, 333-13768 and 333-89694 on Form S-8 of our reports dated March 10, 2009 relating to the consolidated financial statements of The Descartes Systems Group Inc. and the effectiveness of The Descartes Systems Group Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2009.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

March 10, 2009